VERSABANK’S 2026 ANNUAL MEETING TO BE HELD APRIL 8, 2026 IN LONDON, ONTARIO – MEETING WILL ALSO BE LIVE-STREAMED LONDON, ONTARIO/CNW/- VersaBank (the “Bank”) (TSX:VBNK; NASDAQ:VBNK) today announced its 2026 Annual and Special Meeting of Shareholders (the “Meeting”) will be held Wednesday, April 8, 2026 at 10:30 a.m. ET at the VersaBank Innovation Centre of Excellence, 1979 Otter Place, London, Ontario. Those wishing to attend the Meeting via the live-stream can connect from the Bank’s web site here: Shareholder Meetings - VersaBank. For those unable to attend via the live-stream, an archive will be available on the Bank’s web site on the same page. Shareholders wishing to attend the Meeting via the live-stream will not be able to vote at or during the Meeting and must submit their advanced proxy voting instructions to Odyssey Trust Company no later than 10:30 a.m. ET on April 6, 2026 via one of the methods described in the Management Proxy Circular (available at: Shareholder Meetings - VersaBank). About VersaBank VersaBank is a North American bank with a difference. Federally chartered in both Canada and the U.S., VersaBank has a branchless, digital, business-to-business model based on its proprietary state-of-the-art technology that enables it to profitably address underserved segments of the banking industry in a significantly risk mitigated manner. Because VersaBank obtains substantially all of its deposits and undertakes the majority of its funding activities electronically through financial intermediary partners, it benefits from significant operating leverage that drives efficiency and return on common equity. In August 2024, VersaBank launched its unique Structured Receivable Program funding solution for point- of-sale finance companies, which has been highly successful in Canada for over 15 years, to the underserved multi-trillion-dollar U.S. market. VersaBank also owns Minnesota-based DRT Cyber Inc., a North American leader in the provision of cyber security services to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities. Through DRT Cyber Inc., VersaBank owns proprietary intellectual property and technology to enable the next generation of digital assets for the banking and financial community, including the Bank’s revolutionary and proprietary Real Bank Tokenized DepositsTM. VersaBank’s common shares trade on the Toronto Stock Exchange and NASDAQ under the symbol VBNK. FOR FURTHER INFORMATION, PLEASE CONTACT: LodeRock Advisors Lawrence Chamberlain 416-519-4196 lawrence.chamberlain@loderockadvisors.com Visit our website at: www.versabank.com Follow VersaBank on Facebook, Instagram, LinkedIn and X.